ReTo Eco-Solutions, Inc.

X-702, Tower A, 60 Anli Road

Chaoyang District, Beijing

The People’s Republic of China

VIA EDGAR

September 27, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE Washington, D.C. 20549

Attn: Jenny O'Shanick

Re:	ReTo Eco-Solutions, Inc.
Registration Statement on Form F-3
Filed on September 24, 2024
File No. 333-282314

Dear Ms. O'Shanick:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ReTo Eco-Solutions, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time on Monday, September 30, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP